UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

July 22, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

RSE W362 Controlled Subsidiary – Los Angeles, CA

On July 22, 2019, we directly acquired ownership of a “wholly-owned subsidiary”, W362 (the “RSE W362 Controlled Subsidiary”), for an initial purchase price of approximately $3,105,000, which is the initial stated value of our equity interest in the RSE W362 Controlled Subsidiary (the “RSE W362 Investment”). The RSE W362 Controlled Subsidiary used the proceeds to close on the acquisition of one building totaling approximately 5,400 square feet of gross rentable area on an approximately 6,900 square foot lot (the “W362 Property”). The property has the potential to be redeveloped to a mix of retail and office uses. The closing of both the initial RSE W362 Investment and the W362 Property occurred concurrently.

The RSE W362 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the RSE W362 Investment (the “RSE W362 Operative Agreements”), we have full authority for the management of the RSE W362 Controlled Subsidiary, including the W362 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the RSE W362 Investment, paid directly by the RSE W362 Controlled Subsidiary.

The W362 Property was acquired for a purchase price of approximately $3,105,000, which includes the acquisition fee of approximately $30,070. We anticipate incurring development costs of approximately $960,000 in order to reposition the asset. We plan to use additional funds to renovate the W362 Property and lease up the space to a retail / office user. This will bring the total projected equity for the W362 Property to approximately $4,065,000. The development work is anticipated to occur within one year; however, there can be no guarantee that such results will be achieved. No financing was used for the acquisition of the W362 Property.

The W362 Property made up of one building and is located in the 90016 zip code of Los Angeles, CA. The W362 Property was delivered vacant upon close of escrow. The building was constructed in 1946 and was most recently used for commercial office and light manufacturing. The building foundation is concrete slab-on-grade. The superstructure consists of brick masonry load-bearing walls and wooden decking supported by wooden trusses. The rear of the property has approximately 1,000 square feet of non-striped parking spots.

The West Jefferson neighborhood is one of the oldest neighborhoods in Los Angeles, with most of its buildings constructed around the turn of the 20th century. It is one of the most densely populated areas per square mile in the Los Angeles area and we are expecting continued gentrification over the next seven to ten years due to its proximity to downtown Los Angeles, west-side affluent neighborhoods, and the University of Southern California. With high demand from creative office and retail user/operators, we feel this well-located investment will provide attractive returns over our holding period.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Total Projected Development Hard Costs	Total Projected Soft / Other Costs	Projected Average Annual Rent Growth	Projected Average Annual Expense Growth	Projected Exit Cap Rate	Projected Hold Period
W362	12.0% - 17.0%	$700,000	$260,000	4.0%	4.0%	3.5% - 4.5%	7 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise West Coast Opportunistic REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated April 16, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: July 26, 2019